February 18, 2009
Via Fax 202.772.9218 (Page 1 of 4 Pages)
(Original Via Federal Express)

Ms. Kate Tillan (Mail Stop 3030)

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Energy Conversion Devices, Inc. (ECD)
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 28, 2008
Your File No. 1-08403

Dear Ms. Tillan:

This letter is in response to your February 4, 2009 letter. The information set forth below is numbered to correspond to the paragraphs of your letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Consolidated Financial Statements, page 50

Note D. Joint Ventures and Investments, page 73

1.        We note your response to prior comment 7 in our letter dated December 30, 2008 that you account for your investment in Cobasys based on the equity method under APB 18. We further reference the disclosure on page 31 that you have not reported any earnings or losses from Cobasys because your contributions have been non-cash items, including intellectual property and expertise. Please tell us how this is consistent with the equity method of accounting which requires that the investor’s share of the net income or loss of an equity method investee be included in the investor’s income statement.

Response: Cobasys has incurred annual net losses every year since its formation. Per paragraph 19i of APB 18, an investor should discontinue applying the equity method when the investment is reduced to zero and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.  We have discontinued applying the equity method of accounting since our share of Cobasys’ losses would reduce our investment below zero, and because we have not guaranteed any obligations of Cobasys nor are we committed to provide any financial support.  Therefore, we have not included any of the losses from Cobasys in our income statement.

We confirm that we will, in future filings, enhance our disclosures regarding the accounting for Cobasys.

2.     Refer to prior comment 8 in our letter dated December 30, 2008. Please provide us with more detailed analysis of why you are not the primary beneficiary of Cobasys, including your analysis of each of the factors described in paragraph 14 of FIN 46-R. Please include how you considered that CTV is no longer funding Cobasys and the license agreement between Cobasys and Energy Conversion Devices in your analysis.

Energy Conversion Devices, Inc.

2956 Waterview Drive	Rochester Hills	Michigan 48309	T. 248.293.0440	F. 248.844.1214	www.ovonic.com

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

February 18, 2009 – Page 2

Response: Both Cobasys members, Chevron Technology Ventures, LLC (“CTV”) and our majority-owned subsidiary Ovonic Battery Company, Inc. (“OBC”), have a 50% interest in Cobasys.

Under the terms of Cobasys' operating agreement, in 2001, CTV committed to fund $160 million for its 50% interest in Cobasys. CTV funded its commitment in full by February 2005.  OBC’s only contributions to Cobasys for OBC’s 50% interest have been exclusive grants of royalty-free licenses to use OBC licensed technology.

Under the terms of Cobasys’ operating agreement, CTV and OBC agreed to use reasonable efforts to assist Cobasys in securing funding for its operations from sources other than CTV and OBC. If despite such efforts Cobasys is unable to obtain such funding on terms acceptable to CTV and OBC, then neither member is required to provide any additional funding unless CTV and OBC agree upon a capital contribution. If the members agree upon a capital contribution and OBC does not fund its share, the operating agreement further provides that CTV could fund OBC’s share by purchasing preferred interests. The preferred interests entitle CTV to preferred cash distributions and allocations of profits and certain losses ahead of distributions and allocations to OBC. Under the operating agreement, OBC has no liability to CTV with regard to the preferred interests. CTV’s sole recourse is to Cobasys.

From February 2005 to October 2007, Cobasys was unable to secure third-party funding and the members agreed periodically upon capital contributions. CTV funded OBC’s share of these capital contributions through the purchase of preferred interests as described above. Since October 2007, the members have not agreed on capital contributions.

From October 2007 through January 2008, CTV funded Cobasys without OBC’s agreement in a manner that we believe is in violation of the operating agreement. OBC believes it has no obligations with respect to this funding for the reasons described in Part 1, Item 3: Legal Proceedings of Form 10-K for the year ended June 30, 2008.

Since February 2008, Cobasys has received funding support from a customer in the form of a loan for capital equipment purchases and a price increase on products sold to the customer. While receiving this funding support from the customer, Cobasys' management has not sought any funding from the members of Cobasys.

We have not guaranteed any obligations of Cobasys nor are we committed to provide any financial support.

The operating agreement originally provided for equal voting rights on all management matters. However, CTV’s preferred interests in Cobasys give CTV additional management voting rights with respect to certain ordinary course decisions and a distribution and liquidation preference.

Our assessment for the year ended June 30, 2008 determined that we were not the primary beneficiary of Cobasys for the reasons listed below.

Paragraph 14 of FIN 46-R requires an entity to consolidate a variable interest entity if:

A)	The entity will absorb a majority of the variable interest entity’s expected losses.

We will not absorb a majority of Cobasys’ expected losses due to the following:

•	OBC only has a 50% ownership interest in Cobasys.
•	OBC is not obligated to guarantee any obligations of Cobasys nor provide any funding.
•

Losses are first allocated to the members based on their respective capital accounts (excluding for this purpose any preferred funding), then to the preferred interest holders to the extent of their preferred interest and unpaid preferred returns, and finally to the members in proportion to their membership interest. Losses have been allocated 50% each to OBC and CTV. CTV holds preferred interests in Cobasys and, as such, in the future could be allocated a greater portion of losses than OBC.

•	Only in the event that the members agree that a capital contribution to Cobasys is necessary, the individual members will contribute an amount equal to their ownership interest percentage. Therefore,

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

February 18, 2009 – Page 3

any agreed capital contributions would be made 50% each by OBC and CTV.
•	Prior to February 2008, CTV had provided all of the funding for Cobasys, either through capital contributions or the acquisition of preferred interests in Cobasys.

Therefore, we will not absorb a majority of the expected losses from Cobasys.

B)	The entity will receive a majority of the variable interest entity’s expected residual returns.

We will not receive a majority of Cobasys’ expected residual returns based on the following factors:

•	OBC only has a 50% ownership interest in Cobasys.
•	Profits are first allocated to preferred interest holders. CTV holds preferred interests in Cobasys and, as such, would be allocated profits of Cobasys before the members.
•

Any profits remaining after the allocation to the preferred interest holders is allocated to the members based on their respective ownership interests. Therefore, any profits would be allocated 50% each to OBC and CTV.

•

Distributions are made first to any members having outstanding debt owed by Cobasys, second to preferred interest holders and last to members based on their respective ownership interest. CTV holds preferred interests in Cobasys and would be entitled to receive any distributions before the members. OBC and CTV would then each receive 50% of any remaining distributions.

Therefore, we will not receive a majority of the expected residual returns from Cobasys.

The license agreement referenced in Note D in the Notes to Consolidated Financial Statements for the year ended June 30, 2008 is a license agreement between us and Matsushita Electrical Industrial Company (“MEI”) and Panasonic EV Energy Company, Ltd. (“PEVE”). In July 2004, we entered into a settlement agreement with MEI and PEVE with respect to patent infringement claims. Cobasys was part of the claim and also received a settlement from MEI, PEVE and Toyota Motor Corporation. The amount we reported as license fee revenue was not revenue received from Cobasys but revenue received from MEI and PEVE. We will segregate this disclosure from the Cobasys disclosures in future filings to clarify this revenue is not from Cobasys.

3.     As a related matter, since you have concluded that Cobasys is a variable interest entity under FIN 46 but you are not the primary beneficiary, please revise future filings to disclose:

•	The nature of the entity’s involvement with the VIE and when that involvement was initiated.
•	The nature, purpose, size and activities of the VIE.
•	The reporting entity’s estimated potential maximum exposure to loss as a result of its involvement with the VIE.

Response: We confirm that we will, in future filings, disclose the above information as it relates to Cobasys.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 9

4.     We note from your response to prior comment 9 that you relied upon an ownership summary report of NASDAQ Online in preparing your beneficial ownership disclosures. Please be advised that, pursuant to Instruction 3 to Item 403 of Regulation S-K, registrants are deemed to know the contents of any statements filed with the Commission pursuant to Section 13(d) or Section 13(g) of the Exchange Act. In this regard, we note the Schedule 13G and the Schedule 13 G/A filed by Legg Mason Capital Management, Inc. and Clint D. Coghill on February 14, 2008. Please tell us why you did not rely upon the information set forth in those filings which were available at the time you prepared your beneficial ownership examples. For example, tell us if you knew or had

Ms. Kate Tillan, Assistant Chief Accountant

Securities and Exchange Commission

February 18, 2009 – Page 4

reason to believe such information was not complete or accurate or that a statement or amendment should have been filed and was not.

Response: As noted in the Staff’s comment, Instruction 3 to Item 403 of Regulation S-K provides that an issuer “shall be deemed to know the contents of any statements filed with the Commission pursuant to section 13(d) or 13(g) of the Exchange Act.”  Instruction 3 also provides that “a registrant may rely upon information set forth in such statements unless the registrant knows or has reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.” We relied on a variety of sources in preparing the beneficial ownership table included in our proxy statement on Schedule 14A.  We relied on information included in beneficial ownership reports filed on Schedule 13D or 13G unless, as suggested by Instruction 3, we had reason to believe that such information was not complete or accurate.  In the case of the beneficial ownership of Legg Mason Capital Management and Clint D. Coghill, we had become aware from our review of information available from NASDAQ online, that neither of those stockholders owned in excess of 5% of our common stock at the time that we prepared the beneficial ownership table.  Accordingly, we did not include them in the beneficial ownership table in reliance on Instruction 3 to Item 403. Going forward, we will rely on the information reported in Schedule 13D or 13G unless we become aware of information that causes us to believe with a reasonable degree of certainty that the information reported in Schedules 13D or 13G is not complete or accurate.

* * * * *

If you have any additional questions or comments, please contact me at (248) 299-6057.

Sincerely,

/s/ Harry Zike
Harry Zike
Vice President and Chief Financial Officer

cc:	Mark Morelli